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                                                                     EXHIBIT 8.1


                  [Letterhead of Maynard, Cooper & Gale, P.C.]



                               December 13, 2001



Torchmark Corporation
2001 Third Avenue South
Birmingham, AL 35233

Torchmark Capital Trust II
c/o Torchmark Corporation
2001 Third Avenue South
Birmingham, AL 35233

          Re:  Trust Preferred Securities of Torchmark Capital Trust II

Ladies and Gentlemen:

     We have acted as special tax counsel for Torchmark Corporation, a Delaware corporation (the "Company"), and Torchmark Capital Trust II, a statutory business trust organized under the Business Trust Act of the State of Delaware (12 Del. Code Ann., Title 12, Section 3801, et seq.) (the "Trust"), in connection with the sale pursuant to an Underwriting Agreement to be entered into among the Company, the Trust, and the underwriters (the "Underwriters") named therein (the "Underwriting Agreement") of trust preferred securities (liquidation amount $25 per capital security) of the Trust (the "Trust Preferred Securities"), which will represent undivided beneficial interests in the assets of the Trust.

     The Trust Preferred Securities will be guaranteed by the Company with respect to distributions and payments upon liquidation, redemption, and otherwise pursuant to the Guarantee Agreement, to be entered into (the "Guarantee Agreement"), between the Company and The Bank of New York, as trustee, for the benefit of the holders of the Trust Preferred Securities.

     In connection with the issuance of the Trust Preferred Securities, the Trust will also issue common securities (liquidation amount $25 per common security) (the "Common Securities"), which will represent undivided beneficial interests in the assets of the Trust.

     The proceeds from the sale of the Trust Preferred Securities and the Common Securities are to be used by the Trust to purchase junior subordinated debentures (the "Debentures"), to be issued by the Company. The Trust Preferred Securities and the Common Securities are to be issued pursuant to the Amended and Restated Declaration of Trust, to be entered into (the "Declaration") among the Company, as sponsor, The Bank of New York (Delaware), as Delaware trustee (the

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"Delaware Trustee"), The Bank of New York, as property trustee (the
"Property Trustee"), and Michael J. Klyce, Larry M. Hutchison and Gary L. Coleman, as regular trustees (the "Regular Trustees"). The Debentures are to be issued pursuant to an indenture, to be entered into (the "Indenture") between the Company and The Bank of New York, as debt trustee.

     In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Prospectus Supplement dated December 10, 2001, (including the Prospectus dated November 30,
1999); (ii) the Certificate of Trust filed with the Secretary of State of the State of Delaware as of July 21, 1999, by the Regular Trustees, and the Delaware Trustee, as amended on December 11, 2001; (iii) the Declaration including the designation of the terms of the Trust Preferred Securities; (iv) the form of the Trust Preferred Securities; (v) the Guarantee Agreement; (vi) the Indenture;
(vii) the form of Debentures; (viii) the form of Common Securities; and (ix) the Underwriting Agreement. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and the Trust and such agreements, certificates of public officials, certificates of officers, trustees or other representatives of the Company, the Trust and others, as applicable, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

     In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents. In making our examination of documents executed, or to be executed by parties other than the Company or the Trust, we have assumed that such parties had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and that such documents constitute, or will constitute, valid and binding obligations of such parties. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers, trustees and other representatives of the Company, the Trust and others.

     In rendering our opinion, we have participated in the preparation of the preliminary Prospectus Supplement. Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants, representations, and assumptions set forth in the documents referred to above and the statements and representations made by the Company and the Trust.

     In rendering our opinion, we have considered the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations (proposed, temporary, and final) promulgated thereunder, judicial decisions, and Internal Revenue Service rulings all as of the date hereof, and all of which are subject to change, which changes may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. There can be no assurance, moreover, that

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any of the opinions expressed herein will be accepted by the Internal Revenue
Service or, if challenged, by a court.

     Based solely upon the foregoing, we are of the opinion that under current United States federal income tax law:

     (1) The Trust will be classified as a grantor trust and not as an association taxable as a corporation. Accordingly, each holder (defined in the Prospectus Supplement as a "U.S. Holder") of Trust Preferred Securities will generally be treated as the owner of an undivided interest in the Debentures.

     (2) The Debentures will be classified as indebtedness of the Company.

     (3) Assuming that the likelihood of the exercise by the Company of the election to defer the payment of interest on the Debentures is remote, the Debentures will not be deemed to be issued with original issue discount. Accordingly, stated interest payments on the Debentures will be includible in a holder's income at the time those payments are paid or accrued in accordance with a holder's regular method of accounting. A determination as to the remoteness of a contingency under United States federal income tax law is inherently a factual determination, and thus, no opinion is expressed herein regarding the remoteness of the likelihood of the exercise of the Company's election to defer the payment of interest on the Debentures.

     (4) If the Company exercises its option to defer the payment of stated interest, (i) solely for purposes of the original issue discount rules, the Debentures would be treated as being "reissued", (ii) the amount of interest income includible in the taxable income of a holder of the Debentures would be determined on the basis of a constant yield method over the remaining term of the Debentures, (iii) the actual receipt of future payments of stated interest on the Debentures would no longer be separately reported as taxable income, (iv) any original issue discount included in income would increase the holder's adjusted tax basis in the Trust Preferred Securities or the Debentures, as the case may be, and (v) the holder's actual receipt of interest payments would reduce the holder's adjusted tax basis.

     (5) Because interest paid on the Trust Preferred Securities will constitute interest income for United States federal income tax purposes, corporate holders of Trust Preferred Securities will not be entitled to claim a dividends received deduction.

     (6) If the Company exercises its right to liquidate the Trust and cause the Debentures to be distributed to the holders on a basis proportionate to a holder's ownership in the Trust Preferred Securities, such a distribution will be treated as a nontaxable event to a holder, provided that the Trust is classified, for United States federal income tax purposes, as a grantor trust and not an association taxable as a corporation at the time of the liquidation. In such event, a holder will have an adjusted tax basis in the Debentures received in the liquidation of the Trust equal to such holder's adjusted tax basis in the Trust Preferred Securities surrendered and the holding period of the Debentures will include the period during which the holder held the Trust Preferred Securities.

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     (7) If the Trust is characterized, for United States federal income tax purposes, as an association taxable as a corporation at the time of the liquidation of the Trust, the distribution of Debentures would be taxable to holders.

     (8) Upon the sale or redemption for cash of Trust Preferred Securities, a holder will recognize gain or loss in an amount equal to the difference between
(i) the holder's adjusted tax basis in the Trust Preferred Securities and (ii) the amount realized in the sale, except for any amount received for accrued but unpaid interest not previously included in income.

     (9) The gain or loss on the sale or redemption for cash of Trust Preferred Securities will be long term capital gain or loss if a holder held the Trust Preferred Securities as capital assets for United States federal income tax purposes for more than one year, provided that the holder will be required to include in ordinary income any portion of the amount realized in the sale that is attributable to accrued but unpaid interest to the extent not previously included income (the amount of such accrued interest is required to be added to the adjusted tax basis in the Trust Preferred Securities disposed of).

     (10) Capital losses generally cannot be applied to offset ordinary income; however, individuals may apply up to $3,000 of capital losses to offset ordinary income.

     (11) Generally, income on the Trust Preferred Securities and proceeds from the disposition of Trust Preferred Securities will be reported on IRS Form 1099, which should be mailed by February 28 following each calendar year. Backup withholding at rates specified in the Internal Revenue Code of 1986, as amended, will apply to payments of interest if the payee is a non-exempt holder, unless the payee (A) furnishes a taxpayer identification number in the manner prescribed in the applicable Treasury regulations, (B) certifies that such number and that he or she is not subject to backup withholding, and (C) meets certain other conditions. Amounts withheld due to the application of the backup withholding rules may be allowed as a credit or refund against U.S. federal income tax liability, provided that required information is furnished to the IRS.

     (12) Payments made to non-U.S. Holders (as defined in the Prospectus Supplement) will generally not be subject to withholding of United States federal income tax if (A) the beneficial owner of the Trust Preferred Securities does not actually or constructively own 10% or more of the total combined voting power of all classes of the stock of the Company entitled to vote and (B) either
(i) the beneficial owner of the Trust Preferred Securities certifies to the Trust or its agent, under penalties of perjury, that it is not a United States person by filing the required Internal Revenue Service form certification with the Trust and providing his name, address, and other information required to be reported on such form(s) and/or in accordance with the Internal Revenue Code or
(ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business ("Financial Institution"), and holds the Trust Preferred Securities in that capacity, certifies to the Trust or its agent, under penalties of perjury, that such certification has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and furnishes the Trust or its agent with a copy of the certification.

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     Except as set forth above, we express no opinion to any party as to the tax consequences, whether United States federal, state, local or foreign, of the issuance of the Debentures, the Trust Preferred Securities, the Common Securities, or any transactions related to or contemplated by such issuance. In connection with the sale of the Trust Preferred Securities pursuant to the Registration Statement of the Company dated November 30, 1999, as filed with the Securities and Exchange Commission on July 21, 1999, as amended (the "Registration Statement"), we are furnishing this opinion to you solely for your benefit and the benefit of investors purchasing the Trust Preferred Securities upon original issuance. This opinion is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our written permission.

     The opinions expressed herein are subject to, and conditioned upon, reconfirmation and delivery of these opinions at the time of the closing of the offering of Trust Preferred Securities. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of changes of the facts stated or assumed herein or any subsequent changes in applicable law.

     We consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement and to the reference to Maynard, Cooper & Gale, P.C. therein under the caption "Legal Matters." In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

                                    Very truly yours,



                                    Maynard, Cooper & Gale, P.C.


                                    By:    /s/ C. Mark Strength
                                        -------------------------
                                        C. Mark Strength

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